EXHIBIT 4
                               UNITY BANCORP, INC.
                           DIVIDEND REINVESTMENT PLAN
                          WITH OPTIONAL CASH INVESTMENT

                              TERMS AND CONDITIONS

        (a) Participation; Agent: The Plan is available to shareholders of record of Unity Bancorp, Inc. common stock, no par value per share (the "Common Stock"). First City Transfer Company ("FCTC"), acting as agent for each participant in the Plan, will apply cash dividends which become payable to such participant on shares of Common Stock (including shares held in the participant's name and shares accumulated under the Plan), together with any optional cash payments received from such participant, to the purchase of additional whole and fractional shares of Common Stock for such participant.

        (b) Optional Cash Purchase Component: A participant's optional cash payment must be made by check or money order, payable to First City Transfer Company Transfer Services, Inc., and may not be less than $100 nor more than $2,500 per dividend period. optional cash payments must be received by FCTC no more than 30 business days and no less than 5 business days prior to a dividend payment date. Payments that are not received within this period will be returned to participants. A participant may withdraw his or her entire optional cash payment by written notice to FCTC not less than 48 hours before such payment is to be invested.

        (c) Stock Purchases: In making purchases for the accounts of participants, FCTC may commingle the funds of one participant with those of other participants in the Plan. In the case of each purchase, the price per share for each participant's account for shares purchased with reinvested dividends shall be the average price of all shares purchased during that dividend period, with the price of each share determined in accordance with the Dividend Reinvestment Component of the Plan. In the case of each optional cash purchase, the price per share for each participant's account shall be the average price of all shares purchased during that dividend period, with the price of each share determined in accordance with the Optional Cash Purchase Component of the Plan. At the discretion of the Company, purchases may be made directly from the Company or on the open market, at such prices and on such terms as FCTC shall determine in its discretion. FCTC shall have no responsibility


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with respect to the market value of the Common Stock acquired for participants under the Plan.

        (d) Timing of Purchases: FCTC will make every reasonable effort to invest all dividends and optional cash payments as promptly after receipt as possible. Participant's funds held by FCTC prior to purchase during this period will not bear interest. Investment in the Common Stock will then be completed as soon as possible.

        (e) Account Statements: Following each purchase of shares, FCTC will mail to each participant an account statement showing the cash dividends and optional cash payments received, the number of shares purchased, the price per share, and the participant's total shares accumulated under the Plan.

        (f) Expenses: There will be no expenses to participants for the administration of the Plan. Brokerage commissions and administrative fees associated with the Plan, if any, will be paid by the Company.

        (g) Taxation of Dividends: The reinvestment of dividends does not relieve the participant of any taxes which may be payable on such dividends. In addition, brokerage commissions and administrative fees paid by the Company, if any, on behalf of the participant, as well as the value of the discount paid by the Company on behalf of a participant on open market purchases, may constitute additional income. Dividends paid on accumulated shares, and the amount of brokerage commissions and administrative fees paid by the Company on behalf of each participant, will be included in an annual information return filed with the Internal Revenue Service. A copy of the return will be sent to the participant, or the information included in the return will be shown on the participant's final account statement for the year.

        (h) Stock Certificates: No share certificates will be issued to a participant unless the participant so requests or until the participant's account is terminated. Such requests must be made in writing to FCTC. No certificates for fractional shares will be issued.

        (i) Voting of Shares: In connection with any matter requiring the vote of shareholders of the Company, Plan participants shall be entitled to direct FCTC to vote all whole shares held on their account in the Plan. Fractional shares will not be voted.



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        (j) Termination of Participation: A participant may terminate participation in the Plan at any time by written instructions to FCTC. Notice of termination must be accompanied by a termination fee of $3.00. To be effective on a dividend payment date, the Notice of Termination must be received by FCTC at least 30 business days before that dividend payment date. Upon receipt of Notice of Termination from the participant, FCTC will send to the participant a certificate for all whole shares in the participant's account and a check for my fraction of a share of Common Stock valued at the then current market price of the Common Stock, or a check for the value of the total shares held in the Plan. FCTC may also terminate any participant's account at any time in its discretion by notice in writing mailed to the participant.

        (k) Stock Dividends, Stock Splits, Rights: Any stock dividends or stock splits on Common Stock applicable to shares belonging to a participant under the Plan, whether held in the participant's account or in the participant's own name, will be credited to the participant's account. In the event the Company makes available to its shareholders rights to purchase additional shares or securities, participants under the Plan will receive a subscription warrant for all such rights directly from FCTC.

        (l) Limitation of Liability: Neither the Company nor FCTC shall have any responsibility beyond the exercise of ordinary care for any action taken or omitted pursuant to this agreement; nor shall they have any duties, responsibilities or liabilities except as are expressly set forth herein; nor shall they be liable for any act done in good faith or for any good faith omission to act; nor shall they have any liability in connection with an inability to purchase shares or with respect to the timing or the price of any purchase.

        (m) Amendment of Plan: This agreement may be amended, supplemented or terminated by the Company or FCTC at any time by the delivery of written notice to each participant at least 30 days prior to the effective date of the amendment, supplement or termination. Any amendment or supplement shall be deemed to be accepted by the participant unless, prior to its effective date, FCTC receives written Notice of Termination of the participant's account.

        (n) Governing Law: This agreement and the authorization card signed by the participant (which is deemed a part of this agreement) and the participant's account shall be governed by and construed in accordance with the laws of the State of New Jersey.


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